

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Jason Long
Chief Executive Officer
LandBridge Company LLC
5555 San Felipe Street, Suite 1200
Houston, TX 77056

     Re: **LandBridge Company LLC**
             Registration Statement on Form S-1
             Exhibit Nos. 10.9, 10.10, 10.11, 10.12
             Filed May 31, 2024
             File No. 333-279893

Dear Jason Long:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction